Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2015	2014
Net Income	$121,648,000	$132,856,000
Basic weighted average shares outstanding	127,121,101	133,163,464
Diluted weighted average shares outstanding	128,586,852	135,035,539
Basic net income per share	$0.96	$1.00
Diluted net income per share	$0.95	$0.98